

January 23, 2023

Henry C.W. Nisser, Esq
President and General Counsel
Ault Alliance, Inc.
11411 Southern Highlands Parkway, Suite 240
Las Vegas, NV 89141

> **Re: Ault Alliance, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed April 15, 2022**
> **Form 10-Q for the Quarterly Period Ended September 30, 2022**
> **Filed November 21, 2022**
> **Response Dated September 30, 2022**
> **File No. 001-12711**

Dear Henry C.W. Nisser, Esq:

We have reviewed your September 30, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 16, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Business
BitNile, Inc., page 7

1. We note your disclosure on page 12 that you store digital currencies at NYDIG ABL LLC, which you represent is a regulated, audited and insured cryptocurrency custodian, and that the custody arrangements require that you "mine to a custodial wallet address where the private key is held by the custodian and all keys for the wallet are held in cold storage." Please confirm for us that you are the counterparty to the custody arrangements, the number of arrangements, and describe your material rights and obligations under such

arrangements. Also describe the nature of the asset you have under the custody
arrangements, such as a digital asset, derivative asset, or other asset, and provide your
supporting accounting analysis with citation to authoritative literature.

Consolidated Statements of Cash Flows, page F-12

2.   We note your response to comment 7 and that you began converting Bitcoin into fiat
currency subsequent to December 31, 2021. Please clarify how you presented the
conversion of Bitcoin into fiat currency in your statements of cash flows for the interim
period ended September 30, 2022.

3. Basis of Presentation and Significant Accounting Policies
Revenue Recognition
Lending and Trading, page F-17

3.   We note your response to comment 8. Please tell us your accounting treatment for digital
currencies you pledge as collateral for debt and provide supporting accounting analysis,
such as ASC 610-20. In your response, tell us if the counterparty has the right to pledge,
rehypothecate, transfer or otherwise use the digital currency pledged as collateral.

Blockchain Mining, page F-17

4.   We note your responses to comments 4 and 9 are inconsistent. Please reconcile these
responses by clearly identifying for us and disclosing your customer, as that term is
defined in ASC 606-10-20. For example, both responses indicate you have a contract
with the mine pool operator in which you promise to provide computing power and do not
indicate the presence of a contract with the mining pool.

5.   In responses 9 and 10, you describe that you measure noncash consideration nightly. We
are unable to reconcile this accounting convention to the ASC 606 requirements related to
the required measurement of noncash consideration. We also note that under fully pay per
share, there appears to be variability in the fair value of the noncash consideration after
contract inception because of both the form of consideration, as well as for reasons other
than the form of consideration, such as the total hash rate contributed. Please revise your
accounting policy to comply with ASC 606-10-32-23. Also tell us the effect of this
revision on the historical reporting periods depicted in your filing and whether you believe
such difference is material and the reasons for your determination. Please also respond to
the second and third bullets of prior comment 10.

Digital Currencies, page F-21

6.   We are unable to reconcile your accounting convention of determining the price of bitcoin
nightly with the requirements of ASC 350-30-35-19, which indicates impairment exists
whenever carrying value exceeds fair value. Please revise your accounting to comply
with ASC 350-30-35-19.

8. Digital Currencies, page F-30

7. We note your response to comment 14. Please ensure you provide a rollforward of each material holding of crypto assets in all future filings. We did not see a rollforward within your Form 10-Q for the period ended September 30, 2022.

Form 10-Q for the Quarterly Period Ended September 30, 2022

7. Property and Equipment, Net, page F-17

8. We note that you had Bitcoin miners with a carrying value of $38 million with Compute North Holdings, Inc. at the time they filed for Chapter 11 bankruptcy. Please tell us in sufficient detail how you determined that the mining equipment was not impaired as of September 30, 2022. In doing so, tell us if the bankruptcy triggered an interim impairment assessment under ASC 360-10-35-21.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing